Exhibit 2

December 14, 2023

The Board of Directors
SHL Telemedicine Ltd.,
c/o Mr. Yariv Elroy, Chairman of the Board of Directors
90 Yigal Alon Street
Tel Aviv 67891, Israel

By email

Dear Board Members,

Value Base Ltd. together with a subsidiarity and its controlling shareholders Messrs. Ido Neuberger and Victor Shamrich are collectively the current beneficial owners of 1,406,236 ordinary shares of SHL Telemedicine Ltd. (“SHL” or the “Company”), representing approximately 8.6% of the total shares outstanding of the Company.

As such, we hereby propose the appointment of Mr. Ido Nouberger, one of the controlling shareholders of Value Base, as a director on our behalf to the board of directors of the Company. We kindly request the inclusion of this proposal on the agenda for the upcoming annual general meeting.

Mr. Nouberger (59) has been serving as the CEO of Value Base since its incorporation in 2013. Concurrently, he holds the position of chairman of the board and/or board member of its various subsidiaries. With over three decades of experience in senior management roles, Mr. Neuberger possesses extensive managerial expertise in finance and capital markets. Throughout his executive career, Mr. Neuberger has also held roles as CEO and director of various Israeli companies, gaining substantial experience in enhancing corporate value, managing, planning and implementing growth strategies, overseeing processes of purchasing and acquiring companies, implementing structural changes, managing employees and executive officers, handling private and public issuance processes, debt raising, analyzing financial reports and addressing other corporate governance matters.

Attached as Appendix A to this letter is an affidavit of Mr. Nouberger attesting to his ability to serve as a director of the Company under the Israeli Companies Law, 5799-1999 (the "Companies Law"). In addition, Mr. Nouberger has provided us with his consent to serve as a director of the Company as of the upcoming annual general meeting.

Kindly treat this letter as an application in accordance with the provisions of the Companies Law, including Section 66(b) thereof, and Section 33(b) of the Company's articles of association, specifically with respect to the inclusion of Mr. Nouberger as a candidate for election to the board of directors as an item on the agenda for the Company's upcoming annual general meeting.

Please let us know if you have any questions.

Sincerely,

Value Base Ltd.

/s/ Victor Shamrich  /s/ Ido Nouberger
By: Victor Shamrich, chairman
       Ido Nouberger, CEO and director

23 Yehuda Halevi St., 27th floor Discount Bank Tower Tel Aviv 6513601 Israel | T: +972 3 6223381 | F: +972 3 6223387 | www.valuebase.co.il

Appendix A

To: SHL Telemedicine Ltd. (the “Company”)

Re:          Declaration of a Director

In accordance with the provisions of the Companies Law, 5759-1999 (the “Companies Law”), I, the undersigned, Ido Neuberger, ID number 059097584 hereby declare that:

1.	I qualify to act as a Director of the Company in accordance with the standards set out in Sections 224B of the Companies Law.

2.
I have the ability to devote the appropriate amount of time for serving as a director in the Company, with due attention, inter alia, to the Company's special requirements and to its size. My education, qualifications and professional experience, past and present, provide me the professional qualifications required to perform my duties as director in the Company, inter alia, as set forth hereunder:

2.1.	Academic education (degree, field and name of institution) including other education and professional certificates: Economics (B.A and M.A) both from Tel Aviv University,

2.2.
Principal occupations during the past five years (including previous positions in the Company and tenure as director in other corporations) – position, workplace name and field of operation and lengths of time in the position:

Position	Name of Work Place
CEO and director	Value Base Ltd. ("VB") (2012/2013-today)
Director/Chairman
Subsidiaries of VB: Value Base Mergers and acquisitions Ltd. (2013-today), Value Base Underwriting And Securities Distribution Ltd. (2013-today) Value Base Hedge Fund Ltd. (2013-today), Value Base Financial Research Ltd. (2018-today), Value Data (Management) 2014 Ltd. (2014-today), The Litigation Funding Fund Management Company Ltd. (2016-today), Gar Placement Ltd. (2014-today), Forward Looking Fund General Partner Ltd. (2021- today), Forward Looking Fund Management Ltd (2021- today), Value Base Fund Management Ltd. (2022-today), Value Base Fund General Partner Ltd. (2022-today)

Director	Storenext technologies Ltd. And its subsidiaries (Storenext Ltd., Demandx Ltd and Tradanet Electronic Commerce Services Ltd.) (2015- 2023)
Director	VBA Real Estate Management 3,000 S.L, (2015- today) VBARE Iberian Properties SOCIMI.S.A. (2015- today)
CEO and Director	Neuberger Consulting And Management Ltd. (2010-today)

3.	I hereby declare that in the past 5 years, I have not been convicted in a court judgment of any of the following offenses:

3.1.	Offenses under the Penal law 5737 – 1977 (the "Penal Law"):

3.1.1.	Sections 290 to 297 of the Penal Law dealing with bribery offenses;

3.1.2.	Section 392 of the Penal Law dealing with theft by an officer;

3.1.3.	Section 415 of the Penal Law dealing with obtaining anything by deceit;

3.1.4.	Sections 418 to 420 of the Penal Law dealing with forgery of documents, the presentation or issuance of a forged document or other use of such document in the knowledge that such document is forged ;

3.1.5.
Sections 422 to 428 of the Penal Law dealing with inducement by deceit, registering false records in corporate documents, offenses by an officer or employee of a company, concealment of information and the publication of misleading information by a senior office holder of the company, deceit and breach of trust towards a company, deceptive concealment, blackmail with use of force and or by means of threats.

3.2.	Offenses under the Securities Law 5728 - 1968 (the "Securities Law"):

3.2.1.	Section 52C of the Securities Law dealing with the use of inside information by an insider;

3.2.2.	Section 52D of the Securities Law dealing with the use of inside information which was originated by an insider;

3.2.3.	Section 53(a) of the Securities Law dealing with the contravention of provisions regarding the publication of a prospectus containing a misleading detail;

3.2.4.	Section 54 of the Securities Law dealing with fraud in connection with securities (fraud includes any action which is intended to wrongly influence trading).

4.	In the past 5 years, I have not been convicted:

4.1.	By a court outside Israel of the offenses of bribery, deceit, offenses by managers of a corporation or offenses involving misuse of inside information;

4.2.	Of any other offense, that due to the substance, gravity or circumstances, a court has found me to be unfit to serve as a director in a public company or a debenture company.

5.
The Administrative Enforcement Committee did not impose upon me any Enforcement Means that prohibit my service as a director in any public company, while the period set by the Administrative Enforcement Committee for such prohibition has not yet passed.

“Enforcement Means” means enforcement means as contemplated by Section 52(56) of the Securities Law, imposed as per Chapter 8’4 of the Securities Law, per Chapter 7’2 of the Regulation of Investment Advice, Investment Marketing and Investment Portfolio Management Law, 1995 or Chapter 10’1 of the Joint Investments in Trust Law, 1994, as applicable.

“Administrative Enforcement Committee” means the committee appointed pursuant to Section 52(32)(a) of the Securities Law.

6.
I am not a minor, incompetent and a “proceedings order” (within the meaning of such term in the Insolvency and Economic Rehabilitation Law, 5778-2018) has not been commenced against me from which I have not been discharged.

7.	To the best of my knowledge, there is no other legal restriction in respect of my appointment or service as a director of the Company.

8.
I hereby undertake to immediately notify the Company if any of the aforesaid conditions in this declaration will cease to exist, and I am aware that my service as a director of the Company shall expire on the date of providing such notice.

9.
I acknowledge that the Company relied on the contents of this declaration upon confirmation of my service as a director in the Company, and that this declaration will be placed in the registered office of the Company for review by any person.

Yours faithfully,

/s/ Ido Nouberger
Ido Nouberger